FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS ON

FEBRUARY 28, 2011

1.          DATE, TIME AND PLACE: On the twentieth-eight day of February, at 03 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2.          MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.          CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the exercising members.

4.         AGENDA: (i) To approve the guarantees, endorsement or trust, provided by the Company in financial contracts agreed by its subsidiaries Globex Utilidades S.A. (“Globex”) and Nova Casas Bahia (“NCB”); and (ii) To approve the assignment of installment plan receivables contracts agreed by NCB and Banco Safra S.A.

5.         RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by unanimous vote:

5.1.      To approve the guarantees, endorsement or trust, provided by the Company in financial contracts agreed by Globex and NCB, in accordance with the limits below, subject to the payment of an amount corresponding to 50% of bank’s trust with the same term and condition, priced in the market on the date of the operation.

CDCI – Monthly Limit NCB – R$ 350,000,000.00

5.2.      To approve the assignment of installment plan receivables contracts between NCB and Banco Safra S.A., during December 2010 and January 2011, in accordance with the values and conditions described below:

Period	Total Value	Guarantee
December 2010	R$ 438,236,664.02	Endorsement by the Company
January 2011	R$ 308,204,487.77	Endorsement by the Company

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, February 28, 2011. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Candido Botelho Bracher, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Arnaud Strasser and Ulisses Kameyama. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 11, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.